Exhibit 21.1

LIST OF SUBSIDIARIES OF STARWOOD CREDIT REAL ESTATE INCOME TRUST

Name of Subsidiary	Jurisdiction of Organization

SCREDIT Real Estate Capital, LLC	Delaware
SCREDIT Mortgage Funding, LLC	Delaware
SCREDIT CA Fundings, LLC	Delaware
SCREDIT Mortgage Funding Sub-1, LLC	Delaware
SCREDIT Mortgage Funding BC, LLC	Delaware
SCREDIT CA Fundings-T, LLC	Delaware
SCREDIT Mortgage Funding Sub-1-T, LLC	Delaware